Exhibit 19.1
Brinker International’s Policy Governing the Improper Use of Material Nonpublic Information and Trading in Brinker’s Securities
Brinker has certain policies regarding the disclosure or use by Brinker personnel of “material nonpublic information” (sometimes called “insider information”) relating to Brinker.
Violation of these policies could result in sanctions, including termination of employment and/or removal from the Board regardless of whether or not the failure to comply with this Policy results in a violation of law. In the event of a violation, a person can be held responsible regardless of whether he or she personally benefited from a securities transaction. In addition, employees or directors who engage in insider trading may be subject to substantial civil and criminal penalties including fines and prison sentences and may expose Brinker to potential liability.
This policy applies to transactions by an employee or director in Brinker securities even after termination. If an employee or director is aware of material, nonpublic information when the employment or service relationship terminates, the employee or director may not trade in Brinker securities until that information has become public or is no longer material.
Further, this Policy applies to all members of an employee’s or director’s immediate family, as well as any account under the control of the employee or director or his or her immediate family members. Immediate family members include children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, domestic partners, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law or sisters-in-law, any adoptive relationships and anyone else who is materially dependent upon the employee or director for financial support.
Any employee or director who becomes aware of a violation of this Policy should promptly report the violation by following the reporting guidelines set forth in the Brinker Code of Conduct under “Concerns/Questions ─ Reporting Concerns”.
The attached Brinker policies are summarized as follows:
•Any information regarding Brinker possessed by an employee or Director, which has not yet been disclosed to the general public, should be thought of as confidential information and should not be discussed with any person outside of Brinker including relatives.
•Any employee or Director possessing information regarding Brinker, which has not yet been disclosed to the general public, may not use such information in determining whether to buy or sell securities of Brinker.

•Any information possessed by an employee or Director regarding a company with whom Brinker may be engaged in a business transaction should be thought of as confidential information and should neither be discussed with any person outside of Brinker nor used by such employee or Director in determining whether to buy or sell securities of Brinker or of such other company.
•No employee or director may engage in any transactions in Brinker securities, including its common stock and any other type of securities that Brinker may issue, or any “derivative security” relating to any Brinker security, if the employee or director is aware of material, nonpublic information relating to Brinker. A “derivative security” is any security with a value that depends, to a material extent, on the value of a Brinker security. Examples include put and call options, forward contracts and equity swaps relating to Brinker common stock. Hedging transactions with respect to any Brinker security also are prohibited.
IF YOU HAVE ANY QUESTIONS OR DOUBTS REGARDING THE ATTACHED POLICIES OR INFORMATION POSSESSED BY YOU:
•Presume the information is material and nonpublic.
•Do not discuss such information with any person outside of Brinker.
•Contact the Chief Financial Officer or the General Counsel.
Employees and Directors may be subject to civil and/or criminal penalties if they trade in securities of Brinker while in possession of material nonpublic information concerning Brinker. In recent years, the Securities and Exchange Commission has aggressively sought and prosecuted persons who traded on “inside information,” as it is sometimes called. The courts can impose fines of up to three times the profit gained or loss avoided on such transactions. In addition, in certain cases, criminal prosecution is probable. All employees are subject to this rule, not just persons who are officers or directors of Brinker.
Brinker has adopted the following policies with respect to insider trading by employees:
•Information Presumed to be “Material Nonpublic Information”.
In general, information is “material nonpublic information” if it is nonpublic or confidential information relating to Brinker or its affairs and if its disclosure to the public would be likely to affect the market price of Brinker’s securities and/or would affect investors’ decisions to purchase or sell securities (i.e., stock, debentures or options) of Brinker.
Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy,

hold or sell a security. Either positive or negative information may be material. In most cases, information concerning the following events should be presumed to be “material”.

○Periodic earnings information prior to public press release.
○Brinker projections of future earnings or losses.
○Declaration of stock splits and stock dividends.
○Changes in previously disclosed financial information.
○Mergers, acquisitions, or takeovers.
○Proposed issuances of new securities or repurchase of securities.
○Significant changes in operations.
○Significant increases or declines in net income.
○Extraordinary borrowings.
○Major litigation.
○Financial liquidity problems.
○Significant changes in management.
○Increases or decreases in dividends.
○Significant changes in debt ratings.
○Significant developments involving corporate relationships.
“Nonpublic” information is information that is not generally known or available to the public. Information becomes public when disclosed to achieve broad dissemination to the investing public generally, without favoring any special person or group, and there has been adequate time for the public to digest that information. Examples of broad dissemination include press releases, filings with the Securities Exchange Commission, and meetings, conference calls or webcasts that are open to the public.
•Use of Material Nonpublic Information by Brinker Employees.
IT IS ILLEGAL TO BUY OR SELL SECURITIES ON THE BASIS OF
MATERIAL NONPUBLIC INFORMATION. Employees and Directors should not engage in transactions using information concerning Brinker that has not been made public. When in doubt, the information involved should be presumed to be material and not to have been made public. Disclosure of such information to persons other than Brinker personnel whether directly, in the form of a recommendation to purchase or sell
Brinker securities or in any other manner, violates Brinker policy and federal law and is prohibited.
See the section “Prohibited Transactions” below for additional information.
•Personal use of Material Nonpublic Information.
Brinker policy prohibits the purchase or sale of any Brinker security or the exercise of options for any Brinker security by any employee or Director of Brinker at any time when such individual has knowledge of material nonpublic information concerning Brinker until at least the trading day after the day such material information has been released to the public.
See the section “Prohibited Transactions” below for additional information.
•Nondisclosure of Material Nonpublic Information.
It is also illegal under the federal securities laws to disclose (or “tip”) material nonpublic information to another person who subsequently uses that information to his profit. In order to minimize such liability, employees and Directors of Brinker should follow the following policies:
•To reduce the chances of inadvertent tipping of inside information, any nonpublic information that might be considered material should not be discussed with any person outside Brinker. Such information should be regarded as particularly sensitive, confidential information.
•Employees and Directors should avoid recommending to any person the purchase or sale of Brinker securities.
•Caution must especially be used when receiving inquiries from securities analysts, companies in the same business as Brinker, and members of the press. All such inquiries should be referred to the Chief Financial Officer or, in his or her absence, the General Counsel of Brinker.
•Insider Information and Securities of Other Companies.
Employees and Directors occasionally come into possession of material nonpublic information with respect to other companies. In addition, inside information is frequently disclosed in connection with negotiations, particularly those involving tender offers, acquisitions, and major financing transactions. A person receiving material nonpublic information in such a manner has the same duty not to disclose or use that information in connection with securities transactions as such person has with respect to Brinker securities.
•Extraordinary Precautions in Special Situations.
When Brinker is involved in a matter or transaction that is unusually sensitive (e.g., stock offering, merger, takeover, acquisition) and, if disclosed, could reasonably be expected to have a material effect on the market price of Brinker securities or securities of another company involved in the same matter or transaction, employees and Directors should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure of such information to other employees not working on such matter and/or other parties. Such measures, in the appropriate situation, might include the following:
○Use of code names or numbers to disguise the identity of one or more parties.
○Maintaining the files in a secure (preferably locked) room or office to which access is restricted.
○Avoiding the storage of information on computers.
○Shredding waste paper and documents.
Special rules often apply when Brinker is offering or selling its securities or when a bidder has taken steps to commence a tender offer for Brinker. Before trading in any of Brinker’s securities when such events are taking place, you should consult with the General Counsel or Chief Financial Officer of Brinker.
•Pre-Clearance of All Securities Trades By Directors, Officers and Other Key (e.g. Financial, Legal, etc.) Personnel.
To provide assistance in preventing inadvertent securities violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), Brinker requires the following:
●Pre-Clearance. All transactions in Brinker stock (acquisitions, dispositions, transfers, stock options, etc.) by members of the Board of Directors, officers and other key personnel (as designated by the Board of Directors or General Counsel) must be pre-cleared by the General Counsel’s office. If any such person contemplates a transaction, he or she should contact the General Counsel in advance.

●Blackouts. No director, executive officer or key personnel may engage in any transaction in Brinker securities during any blackout period that the General Counsel or Board may designate. No director, executive officer or key personnel may disclose to a third party that any blackout period has been designated. Brinker generally will announce a blackout period in advance by sending written notice, including by email, to all directors, executive officers, and key personnel; in some instances, circumstances may limit advance notice to time of requested pre-clearance.
●Section 16. Directors and executive officers are subject to the reporting and short swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) and must comply with the applicable reporting requirements and avoid engaging in short swing transactions, whether or not in possession of material, nonpublic information.
•Prohibited Transactions.
•Short Sales. No director, executive officer, or employee shall, directly or indirectly, sell any Brinker equity security if the director, executive officer, or employee selling the security (1) does not own the security sold (a “short sale”), or (2) if owning the security, does not deliver it against such sale (a “short sale against the box”). Short sales and short sales against the box are prohibited even during periods of no blackouts.
•Hedging. No director, executive officer, or employee shall engage in any hedging transactions with respect to any Brinker security. Hedging transactions include trading in any derivative security relating to Brinker securities. In particular, other than pursuant to a Brinker benefit plan, no director, executive officer, or employee may acquire, write or otherwise enter into an instrument that has a value determined by reference to Brinker securities, whether or not the instrument is issued by Brinker. The definition of derivative security and examples of derivative securities are discussed above.
•Pledging and Margin Accounts. No director, executive officer, or employee may place Brinker securities in margin accounts or pledge Brinker securities at any time when the director, executive officer, or employee is aware of material, nonpublic information or otherwise is not permitted to trade in Brinker securities.
•Option Exercises. Directors, executive officers and key personnel shall exercise their options during periods of no blackout, subject to the restrictions set forth in this Policy, except in the case of the exercise of an option for cash where no shares are sold directly or indirectly (including shares withheld by Brinker, if any) to fund the exercise price or pay taxes.
•401(k) Plan. No director, executive officer, or key personnel may:
(a) increase or decrease the percentage of periodic contributions that will be allocated to the Brinker Common Stock Fund; (b) make an intra-plan transfer of an existing account balance into or out of the Brinker Common Stock Fund; (c) borrow money against the 401(k) plan account if the loan will result in the liquidation of some or all of the Brinker Common Stock Fund; or (d) pre-pay a loan if the pre-payment will result in allocation of loan proceeds to the Brinker Common Stock Fund in violation of this Policy.
•Rule 10b5-1 Plans. Purchase or sale plans that contemplate the periodic purchase or sale of Brinker securities and that are designed to comply with Rule 10b5-1(c) are not permitted unless approved by the Board of Directors of Brinker.
•Gifts. In the case of directors, executive officers and key personnel, the making of gifts of Brinker securities shall occur only during periods of no blackout, except, subject to the general restrictions on insider trading and the use of material, nonpublic information, for bona fide year-end gifts to tax qualified charitable institutions that are not controlled by the donor or for which the donor acts as a director, trustee or executive officer. For purposes of this Policy, gifts should be treated as sales of Brinker securities.

Copyright - Brinker International, Inc. All rights reserved.
Approved: May 28, 2009 / Posted: August 11, 2011